February 3, 2020

Brad G. Garner
Principal Financial Officer
HG Holdings, Inc.
2115 E. 7th Street, Suite 101
Charlotte, North Carolina 28204

       Re: HG Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 21, 2020
           File No. 333-235539

Dear Mr. Garner:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2020 letter.

Form S-1 filed on January 21, 2020

General

1. We note your response to comment 1. We have referred your analysis to the Division of
       Investment Management and their review of your response is pending. We may have follow-up comments.
Unaudited Pro Forma Financial Statements , page 6

2. We note your disclosure on page 2 that you anticipate using the proceeds of the rights offering to acquire a sufficient number of shares of HC Realty Series B Preferred or HC
       Realty Common Stock to control HC Realty as a result of your equity ownership of HC
       Realty. Please tell us how you determined no pro forma presentation was required as it
 Brad G. Garner
HG Holdings, Inc.
February 3, 2020
Page 2
      relates to this acquisition. Reference is made to Rule 8-05 of Regulation S-X.
Material US Federal Income Tax Consequences, page 28

3. We note the opinion that the receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution. It appears certain aspects of that determination are not certain. Please expand the discussion to further explain the facts or circumstances resulting in this uncertainty. Provide appropriate risk factor disclosure.
      Please refer to Staff Legal Bulletin No. 19 Section III.C.4 for guidance. Also, please remove the statement on page 28 that the opinion is for general information only.
      Investors are entitled to rely on the opinion.
        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameBrad G. Garner
                                                           Division of
Corporation Finance
Comapany NameHG Holdings, Inc.
                                                           Office of Real
Estate & Construction
February 3, 2020 Page 2
cc:       David W. Robertson, Esq.
FirstName LastName